Exhibit 99.2

Share Acquisition Framework Agreement	Strictly Confidential

Share Acquisition Framework

Agreement

Among

Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd.

and

Shanghai Jiayin Finance Technology Co., Ltd.

and

Shanghai Bweenet Network Technology Co., Ltd.

December 2021

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Table of Contents

Article 1 Definitions and Interpretations	4

Article 2 Purpose and Legal Status of this Agreement	11

Article 3 This Transaction	11

Article 4 Conditions	13

Article 5 Closing	14

Article 6 Representations, Warranties and Covenants of the Parties	15

Article 7 Confidentiality Obligations	15

Article 8 Liability for Breach and Indemnification	17

Article 9 Force Majeure	21

Article 10 Governing Law and Dispute Resolution	21

Article 11 Supplementary Provisions	23

Appendix I Specific Arrangements for this Share Acquisition	30

Appendix II Specific Arrangements for Personnel Change	35

Appendix III Transfer of Company Materials	36

Appendix IV Arrangements for the Payment of Acquisition Price	37

Appendix V Share Transfer Agreement, Resolution of Shareholders’ Meeting, Resolution of Board of Directors, the New Articles of Association and the New Register of Shareholders	38

Appendix VI Representations and Warranties of the Covenantors	39

Appendix VII Representations and Warranties of the Buyer	40

Appendix VIII Covenants of the Covenantors from the Signing Date to the Closing Date	41

Appendix IX Covenants of the Covenantors from the Closing Date	44

Appendix X Basic Information and Capital Structure of the Company	47

Appendix XI Notice	48

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Share Acquisition Framework Agreement

This Share Acquisition Framework Agreement (this “Agreement”) is signed on December 29, 2021 (“Signing Date”) in the People’s Republic of China (“China”, which, for the sole purpose of this Agreement, shall exclude Hong Kong, Macao and Taiwan) by and among:

1.

Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd., a limited company legally established and validly existing under the laws of China, with the unified social credit code of 91440300349983118T, and registered address at Room 201, Building A, No. 1 Qianwan 1st Road, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Shenzhen (settled in Shenzhen Qianhai Business Secretary Co., Ltd.) (“Rongxinbao” or “Buyer”);

2.

Shanghai Jiayin Finance Technology Co., Ltd., a company limited by shares legally established and validly existing under the laws of China, with the unified social credit code of 91310000766460609K, and registered address at Room 2257, Building 5, No. 1630 Yecheng Road, Jiading Industrial District, Shanghai (“Jiayin Finance” or “Seller”);

3.

Shanghai Bweenet Network Technology Co., Ltd., a limited company legally established and validly existing under the laws of China, with the unified social credit code of 91310107086156603U, and with registered address at Room 605, Building No.1, No 958, Zhenbei Road, Putuo District, Shanghai (“Bweenet”).

In this Agreement, the above Persons are individually referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS:

(1)

The Buyer is a limited company legally established and validly existing in accordance with the laws of China, engaged in non-financing guarantee business, and plans to use network technology tools to help the business risk prevention and business development.

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(2)

Bweenet is a limited liability company legally established on December 6, 2013 and effectively existing in accordance with the laws of China, and engaged mainly in Internet data center services and other businesses. It now holds the “B1-20202725” operating licence for value-added telecommunications services. As at the Signing Date of this Agreement, the registered capital of Bweenet is RMB 100 million, and its equity structure is shown in Appendix X hereto.

(3)

The Seller is a company limited by shares established and validly existing in accordance with the laws of China. It is a domestic affiliated company of Jiayin Group Inc. (Stock Code: JFIN), a NASDAQ listed company. As at the Signing Date hereof, the Seller holds 95% shares of Bweenet.

(4)	The Buyer intends to acquire from the Seller, and the Seller agrees to transfer to the Buyer, all the shares held by the Seller in Bweenet.

IN WITNESS WHEREOF, in accordance with the Civil Code of the People’s Republic of China, the Company Law of the People’s Republic of China and other laws and regulations, the Parties have reached the following agreement on the abovementioned share acquisition and other related matters through friendly negotiation:

Article 1 Definitions and Interpretations

1.1 Definitions

For convenience of expression, unless otherwise expressly agreed herein, the words and terms used herein shall have the following meanings:

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Agreement	mean(s)	this Acquisition Framework Agreement signed by the Parties and its appendixes, amendments and supplements

Company/Target Company	mean(s)	Shanghai Bweenet Network Technology Co., Ltd.

Actual Controller	mean(s)	the actual Controller of the Company before this Transaction, i.e., Jiayin Finance

Existing Shareholders	mean(s)	all shareholders registered in the Articles of Association and register of shareholders of the Target Company on the Signing Date hereof, namely, Jiayin Finance and Tang Chuanfa

Seller	mean(s)	the Existing Shareholder directly holding 95% shares of the Company (i.e., Jiayin Finance)

Buyer	mean(s)	Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd.

Covenantor	mean(s)	the Seller and/or the Target Company; for the avoidance of doubt, it means the Seller and the Target Company for the covenants made with respect to the matters occurring on or before the Signing Date; and it means the Buyer and the Target Company for the covenants made with respect to the matters occurring after the Signing Date

Share Acquisition	mean(s)	the Seller transfers relevant shares of the Target Company held by it to the Buyer, and the Buyer acquires the shares of the Target Company and pays the Acquisition Price to the Seller, both in accordance with the terms and conditions of this Agreement; see Article 3.1.1 hereof and Appendix I hereto for specific arrangements.

Transaction	mean(s)	this Share Acquisition and the transactions under other Transaction Documents

Transaction Documents	mean(s)	all legal documents signed by the Parties to complete this Transaction, including but not limited to this Agreement, resolutions of the shareholders’ meeting, register of shareholders, Articles of Association (and its amendments), etc.

Scope of Acquisition	mean(s)	the total amount of all assets, rights and interests that the Buyer shall obtain under this Transaction, see the Appendix I hereto for details.

Acquisition Price/Transaction Consideration	mean(s)	all the consideration payable by the Buyer under this Transaction, see Article 3.2 hereof for details.

DSS	mean(s)	the abbreviation of directors, supervisors and senior executives

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Underlying Shares	refer to	95% of the shares of the Target Company to be transferred by the Seller and acquired by the Buyer

AMR	refers to	Shanghai Municipal Administration for Market Regulation and/or other national and local competent departments of industry and commerce or market supervision

Person	mean(s)	include individuals, partnerships, companies, limited liability companies, companies limited by shares, associations, trusts, cooperative organizations, unincorporated organizations or other legal entities

Control	mean(s)	in respect of the relationship between two or more Persons, it mean(s) the power to direct or cause the direction of the business, affairs, management or decision-making of a Person, directly, indirectly or as trustee or executor, whether actually exercised or not, whether through the ownership of shares, equity, voting rights or voting securities, or as trustee or executor, whether by contract, agreement, trust or otherwise, including but not limited to (1) directly or indirectly owning thirty percent (30%) or more of the issued shares or equity of that Person; (2) directly or indirectly owning thirty percent (30%) or more of the voting rights of that Person; (3) directly or indirectly having the right to appoint most members of the board of directors or similar management organizations of that Person; or (4) otherwise Controlling or influencing the operation decision of that Person. “Controlled” and “under joint Control” have the meanings related to the above interpretation.

SEC	mean(s)	U.S. Securities and Exchange Commission

NASDAQ	mean(s)	National Association of Securities Dealers Automated Quotation

Base Date	mean(s)	the Base Date of this Transaction, i.e., November 30, 2021

Closing Date	mean(s)	the date on which the Target Company obtains the change / filing notice issued by the AMR for approving the registration / filing matters agreed in Article 5.2 hereof and the business license renewed after completing the said matters.

Working Day	mean(s)	legal working days in China, i.e., any calendar days other than Saturdays, Sundays and legal holidays

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Transitional Period	mean(s)	the period from Signing Date to Closing Date

Affiliates	refer to	Affiliates include Affiliate Companies and Affiliate Natural Persons; for the purpose of this Agreement, the Buyer is not regarded as an Affiliate of the Target Company or the Seller.

Affiliate Companies	refer to	for any Person, Affiliate Companies include legal persons or other organizations under any of the following circumstances: (1) legal persons or other organizations that directly or indirectly Control that Person; (2) legal persons or other organizations Controlled by the Person listed in Item (1) above directly or indirectly other than that Person; (3) legal persons or other organizations other than the Person that are directly or indirectly Controlled by the Affiliate Natural Persons of that Person, or in which the Affiliate Natural Persons serve as directors or senior executives; (4) legal persons or other organizations holding more than 5% shares or similar interests of that Person; (5) other legal persons or other organizations identified by relevant stock exchanges according to the principle of substance over form that have a special relationship with that Person and may cause the interests of that Person to favor them, including but not limited to legal persons or other organizations holding more than 10% of the shares in the holding subsidiaries that have an important impact on that Person.

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Affiliate Natural Persons	refer to	for any Person, Affiliate Natural Persons include a natural person in one of the following circumstances: (1) a natural person who directly or indirectly holds more than 5% of the shares in that Person; (2) the directors, supervisors and senior executives of that Person; (3) the directors, supervisors and senior executives of the above-mentioned Affiliate Companies of that Person; (4) the close family members of the persons mentioned in Items (1), (2) and (3) above; (5) other natural persons identified by relevant stock exchanges according to the principle of substance over form that have a special relationship with that Person and may cause the interests of that Person to favor them, including the natural persons holding more than 10% of the shares in the holding subsidiaries that have an important impact on that Person.

Encumbrance	mean(s)	any mortgage, pledge, liens (including but not limited to tax priority, right of cancellation and subrogation right), leases, licenses, completeness, restrictions, rights of first refusal, preemptive rights, debt burden, preferential arrangements, any third party rights or interests, restricted covenants, conditions or restrictions of any kind (including but not limited to any restrictions on the use, voting, transfer, proceeds or any interest in other forms of ownership) or any form of security interest, or any form of arrangement with similar effects subject to the rights of third parties.

Liabilities	refer to	all debts, liabilities and obligations, whether accumulated or fixed, absolute or contingent, due or not due, determined or not determined, including but not limited to debts, liabilities and obligations arising under any law, demand or government order, as well as the debts, liabilities and obligations arising under any contract, agreement, promise or covenant.

Taxes	refer to	any and all taxes payable, including but not limited to any value-added tax, income tax, business tax, stamp tax, deed tax or other applicable taxes levied, collected or apportioned, or fees levied by relevant government departments.

Material Adverse Impacts	refer to	any situation, change or impact, which, individually or jointly (1) has or may be reasonably expected by a bona fide third party to have a serious adverse impact on the overall business, operation, assets, liabilities, operating results or financial situation of the Target Company; (2) has or may be reasonably expected by a bona fide third party to have a serious adverse impact on the qualification or ability of the Target Company to operate and carry out business in its current way, and the ability of the Covenantors to perform their respective obligations under this Transaction Documents; or (3) any possible material adverse effects on the completion of this Transaction or on any Party to this Transaction Documents, except for the situation, change or impact that has been disclosed or is foreseeable or necessary for normal continuous operation or caused by normal operation.

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Major Contracts	refer to	all contracts, agreements, memoranda, letters of intent or other legal documents that are important to the survival, development, finance or business of the Target Company, or constitute a material restriction on any Target Company, or the lack of such contracts or agreements will have a Material Adverse Impact on the survival, development, financial condition or business of the Target Company, whether or not such contracts or agreements are concluded in the normal course of business, including but not limited to: (1) any contract with a contract amount of more than RMB 1 million or with a contract term of more than 1 year; (2) a contract related to the intellectual property or important assets of the Target Company, including but not limited to contracts for the transfer, sale, license, purchase or disposal of the intellectual property or important assets of the Target Company, or contracts signed with third parties for the authorization, transfer, license, sublicense, entrusted development, cooperative R&D, technical services, etc. of products; (3) a contract containing exclusivity, non-competition or confidentiality clauses that affect the assets or business operation of the Target Company, including but not limited to contracts that restrict or aim to restrict the ability of the Target Company to compete in any industry or with any Person or in any region or in any period; (4) a contract signed with the top ten partners, suppliers, agents or customers of the Target Company; (5) a contract involving the Target Company’s sales of shares, acquisition of shares, investment, financing, joint venture, merger, reorganization, voting arrangement, profit sharing or Control transfer, or any contract for the acquisition, merger or sale (including the sale of part of the equity) of the Target Company’s business or fixed assets; (6) a contract under which the Target Company assumes any debt or any contract that sets a burden on the shares, assets or intellectual property rights of the Target Company; (7) contracts signed with government departments, affiliates, insiders, competitors, related institutions or industry groups; (8) contracts related to any related transactions; (9) a contract containing the expression of change of Control or any rights or obligations triggered by the proposed transaction in any Transaction Documents, including but not limited to the contracts involving the change, transfer and lease of the shares or major assets of the target group, which requires the consent of a third party or prior notice to a third party (including but not limited to shareholders, banks, other creditors, or licensor under any license agreement, government or other regulatory authorities, etc.); (10) contracts that may have a material impact on the transactions under this Transaction Documents; (11) contracts and agreements that would reasonably be considered not to be based on fair terms; and (12) all contracts not entered into in the ordinary course of business.

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Laws and Regulations	refer to	the laws of China, administrative regulations, local regulations, various rules and other normative documents formulated by various ministries (commissions) of the State Council and local people’s governments that are in force at that time.

RMB	mean(s)	the statutory currency of China.

China	mean(s)	the People’s Republic of China, which, for the sole purpose of this Agreement, excludes Hong Kong, Macao and Taiwan.

USA	mean(s)	the United States of America.

1.2	Interpretations

1.2.1

The whereas clause, appendixes and supplementary agreements of/to this Agreement shall constitute an integral part of this Agreement, and shall have the same effect as those clearly stated in the main body of this Agreement. Any reference to this Agreement shall include the supplementary agreements that take effect after being supplemented, modified, changed or revised, and shall include the whereas clause, notes, and appendixes.

1.2.2	The titles of the terms and appendixes of/to this Agreement are for reference only, and shall not affect or limit the meaning or interpretation of the terms of this Agreement.

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1.2.3

If any actions or steps are taken within or after a certain period, the calculation Base Date should not be included in such period. If the last day of such period is not a Working Day, the period should be terminated on the next Working Day.

1.2.4	For the avoidance of doubt, the term “more than” used in this Agreement includes the number per se, and the term “exceeding” used in this Agreement does not include the number per se.

1.2.5

For the avoidance of doubt, if the mantissa of the total number does not match the mantissa of the sum of the sub-item values in the shareholding ratio in the relevant form of this Agreement, it may be caused by rounding.

Article 2 Purpose and Legal Status of this Agreement

2.1

The purpose of this Agreement is to make an overall agreement on the transaction plans, terms and conditions, rights and obligations and specific arrangements reached by the Parties as of the Signing Date on this Transaction and this Share Acquisition, so as to actively promote the implementation of this Transaction.

2.2

The Parties shall, on the basis of the general principles and structure of this Agreement, sign a series of specific Transaction Documents on the specific matters related to this Share Acquisition. These documents and this Agreement are all within the scope of Transaction Documents. Unless the Parties agree to make amendments or adjustments through consultation, the agreement in this Transaction Documents other than this Agreement shall be consistent with the agreement in this Agreement.

Article 3 This Transaction

3.1	Plan for this Transaction

The Parties understand and agree that under this Transaction, the Seller and the Target Company shall conduct share transactions in accordance with the terms and conditions agreed in this Agreement. In addition to other agreements under this Agreement, this Transaction shall include but be not limited to the following parts:

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3.1.1

This Share Acquisition. Jiayin Finance, the Existing Shareholder of the Company, agrees to transfer its 95% shares of the Target Company (hereinafter “Underlying Shares”) to the Buyer, and the Buyer agrees to acquire the above Underlying Shares and pay the corresponding Acquisition Price; See Appendix I hereto for the specific arrangement of this Share Acquisition.

3.1.2.

Change of personnel. The Seller and the Target Company agree to complete the change of the legal representative and DSSs of the Target Company according to the requirements of the Buyer under this Transaction; see Appendix II hereto for the specific arrangement of the above personnel change.

3.2	Acquisition Price

3.2.1.

As agreed by the Parties, the consideration for this Share Acquisition shall be calculated and finally priced at “the share that the Seller can obtain in the audited net assets of the Target Company as of November 30, 2021 based on its contribution ratio, plus the adjustment for profit or loss change between the benchmark date of the Target Company and the Signing Date of this Agreement (i.e., “the acquisition price = the audited net assets of the Target Company as of November 30 × Contribution ratio of the Seller + Profit or loss change from the benchmark date to the Signing Date of this Agreement × Contribution ratio of the Seller”). Therefore, after the Parties’ evaluation, calculation and confirmation, the total consideration payable by the Buyer for this Transaction and for obtaining the Underlying Shares agreed in this Agreement is RMB 93,342,927.54 (“Acquisition Price”). In addition, the Buyer hereby confirms that it has got acknowledge of the fact that Bweenet borrowed RMB 11,180,000.00 from Jiayin Finance for continuous operation during the period from the Base Date to the Signing Date with the annualized interest of 10%, and takes into account such liabilities and possible future profits and losses in the pricing, and the Buyer is willing to bear the results of the event.

3.2.2	The specific payment arrangements for the Acquisition Price under this Agreement shall be subject to Appendix IV hereto or otherwise agreed by other Parties.

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3.3	Waiver of preferential rights

The Seller acknowledges and agrees that all Existing Shareholders of the Company waive the right of first refusal, tag-along right, repurchase right, priority liquidation right and other rights that may affect this Transaction.

Article 4 Conditions

4.1	Conditions

The obligation of the Buyer to pay the Acquisition Price in accordance with the terms and conditions agreed in this Agreement shall be conditional upon the satisfaction of all the following conditions:

(1)	Buyer’s approval and authorization. The internal decision-making body of the Buyer has approved the signing and performance of this Transaction Documents and the implementation of this Transaction;

(2)

Seller’s approval and authorization. Each Covenantor has obtained all internal approvals, authorizations and third-party licenses required for signing and performing this Transaction Documents and for the implementation of this Transaction, and such approvals, authorizations and third-party licenses are satisfactory to the Buyer;

(3)

Proper signature and delivery of the Transaction Documents. Each Covenantor has duly signed and delivered this Agreement and all other Transaction Documents to the Buyer, including but not limited to this Agreement, the resolution of the shareholders’ meeting, the Articles of Association (and its amendments), the register of shareholders, etc.;

(4)

Completion of the handover of the company materials. Each Covenantor has completed the handover of the company materials in accordance with Appendix III hereto, and has provided relevant supporting documents as required by the Buyer;

(5)

Due diligence. The Buyer has completed the business, legal and financial due diligence on Company and is satisfied with the results, and any rectification required by the Buyer to be made by each Covenantor has been made to the satisfaction of the Buyer;

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(6)	Time limit for the satisfaction of the payment terms. Each Covenantor shall cause the satisfaction of the conditions under this Article 4.1 no later than December 30, 2021 (the final payment date);

Article 5 Closing

5.1	Payment arrangements

Subject to the terms and conditions of this Agreement, the Parties agree that when all conditions of this Transaction agreed in Article 4.1 of this Agreement have been satisfied, the Seller shall be deemed to have actually transferred the right of control over the Target Company to the Buyer, and the Buyer shall pay the Acquisition Price agreed in Article 3.2 of this Agreement in accordance with the arrangement of Appendix IV on December 30, 2021 (the final payment date).

5.2	Completion of the AMR registration of changes

Each Covenantor has submitted to the AMR the application for the AMR registration of changes/filing related to this Transaction within 30 days from the Signing Date of this Agreement. The specific matters for registration of change/filing include: (i) for this Share Acquisition as agreed in Appendix I hereto, applying to the AMR for shareholder change registration and filing of changes in the Articles of Association; and (ii) for the change of personnel as agreed in Appendix II hereto, applying to the AMR for the registration of changing the Target Company’s DSSs to those designated by the Buyer. The date on which the Target Company obtains the change/filing notice issued by the AMR for approving the above registration/filing matters and the business license renewed after completing the said matters shall be the final Closing Date hereunder.

5.3	Completion of the filing with the competent communication departments.

Each Covenantor shall, within 30 days from the Signing Date of this Agreement, cause the Target Company to complete all procedures for the registration of change, such as information filling in the comprehensive management information system of the telecom business market, in accordance with the requirements of relevant applicable laws and regulations such as the Administrative Measures for the Licensing of Telecommunications Business and the Guide for Filling in the Application for the Change of the Licensing of Telecommunications Business.

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5.4 Completion of other filings of change.

In case of any other procedures to be completed for filing of change due to this Transaction, the Covenantor shall complete the same within 30 days from the Signing Date of this Agreement, and all Parties shall actively cooperate with respect thereto.

Article 6 Representations, Warranties and Covenants of the Parties

6.1

Each Covenantor shall severally and jointly make the representations and warranties specified in Appendix VI to the Buyer, and shall ensure that all the representations and warranties are true, complete and accurate from the Signing Date to the Closing Date.

6.2

The Buyer shall make the representations and warranties specified in Appendix VII to the Covenantors, and shall ensure that all the representations and warranties are true, complete and accurate from the Signing Date to the Closing Date.

6.3	From the Signing Date to the Closing Date, the Covenantors shall severally and jointly make the covenants specified in Appendix VIII to the Buyer.

6.4	From the Closing Date, the Covenantors shall severally and jointly make the covenants specified in Appendix IX to the Buyer.

Article 7 Confidentiality Obligations

7.1

The terms and conditions of this Agreement and its Appendixes (including all terms and conditions, even the existence of this Agreement and any relevant investment documents) are Confidential Information, and shall not be disclosed by any Party to any third party, unless otherwise agreed.

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7.2

After the Signing Date, if the Seller intends to disclose this Transaction in the press conference, industry or professional media, marketing materials or other ways, it shall negotiate with the Buyer in advance to confirm the unified publicity plan (including but not limited to the scope of information that can be disclosed, the content of news release, etc.). Without the prior written consent of the Buyer, no Party may make disclosure to the public.

7.3

Each Party (“Receiving Party”) shall keep confidential any proprietary or secret or confidential data and materials received by it relating to the Target Company and its business or belonging to other Parties, or disclosed by other Parties (“Disclosing Party”) at any time, as well as the relevant contents of this Agreement (“Confidential Information”), without the written consent of the Disclosing Party, the Receiving Party shall not disclose the same to any third party or person other than the Parties hereto, the Company, professional consultants and relevant government authorities.

7.4

Notwithstanding the foregoing, each Party has the right to disclose this Transaction to its accountants, legal advisers and employees, provided that the individual or institution who has obtained the information has agreed to comply with the provisions on such Confidential Information specified in this Article 7.

7.5	The restrictions mentioned above in this Article 7 shall not apply to the information disclosed under the following circumstances:

7.5.1.	It is required to be disclosed or used by the laws of China, U.S. law or the requirements of any regulatory authority;

7.5.2

It is required to be disclosed or used in any judicial proceedings arising from this Agreement or any other agreement entered into according to this Agreement, or any matters are reasonably disclosed to the tax authorities;

7.5.3

It is disclosed to the professional consultants of any Party, provided that such Party shall require such professional consultants to comply with the provisions of this Article 7 on such Confidential Information, as if they were a Party to this Agreement;

7.5.4.	The information has entered the public domain for reasons not attributable to the Parties;

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7.5.5.

Information owned by the Receiving Party before disclosure and indicated by the Receiving Party’s documents or records before disclosure that the Receiving Party does not assume confidentiality obligations;

7.5.6.	The Receiving Party’s documents or records show that the information is developed by the Receiving Party without applying the Disclosing Party’s Confidential Information; and

7.5.7	Other information the disclosure or use of which the Parties have approved in writing in advance.

Article 8 Liability for Breach and Indemnification

8.1	General liability for breach of contract

If any Covenantor violates any warranty, covenant, agreement or any other provision under this Agreement, or any representation/warranty made by any Party under this Agreement is untrue, inaccurate, incomplete or misleading, which causes the Buyer to incur any expense, liability or any loss (including but not limited to the actual loss incurred by the Buyer, or its compensation and indemnification to any third party (including its Affiliates, directors and employees), as well as any loss of profits or payments or interests expected to be obtained, attorney’s fees, the reduction of the Company’s value and all due benefits deprived, collectively referred to as “Indemnified Losses”), the Breaching Party or the Party making the misrepresentation shall indemnify the other Parties for all Indemnified Losses.

8.2	Specific liabilities for breach of contract

Each Covenantor severally and jointly agree that the Covenantors shall jointly and severally indemnify, defend and hold harmless the Buyer and/or its Affiliates, directors, partners, shareholders, employees, agents and representatives (collectively referred to as “Indemnified Persons”) for any Indemnified Losses suffered or incurred by or claimed against the Indemnified Persons directly or indirectly in connection with or due to the following matters:

8.2.1.	The Covenantor violates any representation or warranty made under this Agreement, or such representation or warranty is untrue, inaccurate, incomplete or misleading;

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8.2.2.	The Covenantor fails to perform any covenant, agreement or obligation under this Agreement;

8.2.3.

The Indemnified Persons incurred any tax declaration or tax payment obligations or other tax related obligations, liabilities or penalties (including but not limited to any obligations, liabilities or penalties caused by the Covenantor’s failure to declare and pay any tax related to the transactions under this Agreement in accordance with the laws of China) under the laws of China due to this Transaction or suffered any fines or other additional expenses;

8.2.4.

The Target Company incurred any debts, liabilities and responsibilities arising from any non-daily business due to any loans, debts, liabilities, guarantees and other contingent liabilities of the Target Company arising from or derived on or before the Closing Date, or any events occurring on or before the Closing Date;

8.2.5.	Any contract signed by the Target Company on or before the Closing Date causes the Company to incur any liabilities, losses or additional expenses due to this Transaction;

8.2.6.

The related transactions participated by the Company before the Closing Date have damaged the interests of the Company in the form of benefit transfer or other forms, or the Covenantor fails to fulfill the covenants on service period, non-competition and non-solicitation in Articles 4 and 5 of Appendix IX hereto;

8.2.7

Any disputes (including labor disputes), litigation and arbitration (including labor lawsuits, labor arbitration), administrative investigations, administrative penalties, or other administrative and judicial procedures that the Target Company is involved in due to any behavior or event before the Closing Date cause the Buyer and/or the Company to suffer any losses, including but not limited to: (i) any labor, salary and employee incentive disputes between the Company and any of its employees; (ii) any lessor claims liquidated damages against the Company due to the Company’s violation of the house lease contract between them; (iii) the Company makes any indemnification or compensation to a third party due to pending litigation or arbitration; (iv) intellectual property disputes between the Company and any third party;

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8.2.8

The following behaviors of the Company before the Closing Date: (i) violation of the laws of China, anti-corruption laws or other applicable laws and regulations or any approvals (including the failure to obtain any approvals, filings, authorizations, qualification licenses required for business, or failure to go through the relevant change approval, registration or filing procedures in a timely manner, conduct business in violation of laws and regulations, etc.); (ii) any disputes, controversies or claims made by the Existing Shareholder or former shareholder of the Company regarding the Company’s shares held by it currently or previously, or any disputes or controversies related to the Company’s employee options or other incentive equity or claims made by a third party; (iii) violation of any contract or agreement to which it is a party or binding on it; (iv) infringement of the rights and rights of any third party (including but not limited to intellectual property rights, trade secrets, personal privacy information); (v) any third party infringes on the Company’s intellectual property rights or the Company fails to properly protect its intellectual property rights (including but not limited to failing to complete the registration of corresponding intellectual property rights in the name of the Company); (vi) failure to declare, fully pay, withhold or legally pay any tax due (including but not limited to income tax, value-added tax, cultural undertaking construction expenses), social insurance and housing provident fund (including but not limited to any penalties, surcharges, fines and interests related to taxes, social insurance and housing provident fund) according to the laws of China; (vii) The Company’s accounting is not completely true, accurate and complete, and any prepaid accounts, other prepayments, other prepaid expenses or other financial data are false or unfair, or there are other off-the-book costs and expenses (including but not limited to (x) for any prepayment, the Company has not received reasonably matching products or services that should be provided by related parties in accordance with the relevant contract; (y) the Company is unable to recover in full any accounts receivable or loaned funds; (z) the Company has not fully accrued costs and expenses to the Base Date) other than those disclosed in this Agreement or disclosure letter; (viii) any illegal operations during the Company’s operations that result in that any regulatory agency audits it and claims losses, liquidated damages, fines or other circumstances that cause the Company to increase any additional expenses; (ix) arrears, obligations or liabilities to any associated person; or (x) any other behavior that has a Material Adverse Impact on the Company.

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8.3

For the avoidance of doubt, a Covenantor’s liability for breach of contract for the matters listed in Article 8.2 above will not be affected or waived by the Covenantor’s disclosure to the Buyer, due diligence conducted by the Buyer, or any information known to the Buyer.

8.4

The Seller hereby acknowledges, agrees and undertakes that it shall not seek compensation from the Company for claims made by the Indemnified Persons under this Agreement, or require the Company to reimburse it for any indemnification or compensation paid to the Indemnified Persons under this Agreement.

8.5

The Parties acknowledge and agree that if the Indemnified Persons incur any Indemnified Losses (regardless of whether such losses or any third party’s claims occur before or after the Closing Date), the Indemnified Persons have the right to make deduction from any installment of the Acquisition Price that has not been paid by the Buyer to the Seller.

8.6

The Parties acknowledge and agree that if this Share Acquisition is not completed in accordance with this Agreement (referring to the completion of the corresponding AMR registration of changes for this Share Acquisition, the same below), the Covenantors (including the Company) shall be jointly and severally liable to the Indemnified Persons (excluding the Company) for the liability for breach of contract under this Article 8; If this Share Acquisition has been completed in accordance with this Agreement, the Covenantors (excluding the Company) shall be jointly and severally liable to the Indemnified Persons (including the Company) for the liability for breach of contract under this Article 8.

8.7

Even if a Covenantor has issued a written confirmation that fully demonstrates that the conditions under this Agreement have been fully satisfied at the time of the issuance of the same, the Buyer will not be prevented from making any claim against the Covenantor in accordance with this Agreement when the Covenantor violates the terms of this Agreement.

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Article 9 Force Majeure

9.1	Force majeure event

Force majeure means an objective situation that cannot be foreseen, avoided and overcome by any Party, including but not limited to:

(1)	war, blockade, epidemic, embargo, government decrees that affect this Transaction and the operation of the Target Company;

(2)	domestic disturbances that affect this Transaction and the operation of the Target Company; or

(3)	circumstances caused by floods, hurricanes, earthquakes, explosions and other natural factors that affect this Transaction and the operation of the Target Company;

9.2	Notice of force majeure

In the event of any force majeure, the Affected Party shall notify the other Parties in writing of the incident as soon as possible, and within five (5) days after the occurrence of the incident, submit to the other Parties a report showing that it cannot perform all or part of the obligations hereunder and the reasons for the need to delay the performance.

9.3	Consequences of force majeure

If any Party is unable to perform part or all of the obligations hereunder due to force majeure and there is no its own fault, it will not be regarded as a breach of contract, but it shall take all necessary compensation measures when conditions permit to reduce losses caused by force majeure.

Article 10 Governing Law and Dispute Resolution

10.1	Governing law

The conclusion, validity, interpretation and performance of this Agreement and its Appendixes and dispute resolution shall be governed by the laws of China (except Hong Kong, Macao and Taiwan).

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10.2	Dispute resolution

10.2.1

Any dispute, controversy or appeal arising from or in connection with this Agreement or the interpretation, violation, termination or validity of this Agreement shall be resolved through negotiation. Such negotiation shall be conducted immediately after either Party in dispute has delivered a written request for such negotiation to the other Party. If the dispute cannot be resolved through negotiation within fifteen (15) days from the date of the notice, the dispute shall be submitted to arbitration at the request of the other Party under the condition that such Party gives the other Party a notice.

10.2.2	The dispute shall be submitted to the Shanghai International Economic and Trade Arbitration Commission for arbitration in Shanghai in accordance with its arbitration rules:

(1)

The arbitration tribunal shall consist of three (3) arbitrators appointed in accordance with the Arbitration Rules of Shanghai International Economic and Trade Arbitration Commission, and the arbitration language shall be Chinese;

(2)	The arbitration award shall be final, binding on both Parties to the dispute, and shall be enforced in accordance with the terms of the award; and

(3)

The arbitration costs shall be borne by the losing Party or by a Party designated by the arbitration tribunal. If it is necessary for one Party to enforce the arbitration award through any type of litigation, the Breaching Party shall pay all reasonable expenses and attorney fees, including but not limited to any additional litigation or arbitration fees caused by one Party’s enforcement of the arbitration award.

10.2.3

During the arbitration according to this Agreement, except for arbitration matters, this Agreement shall remain fully effective in all aspects. In addition to the obligations involved in the arbitration, both Parties shall continue to perform their obligations hereunder and exercise their rights hereunder.

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Article 11 Supplementary Provisions

11.1	Entire agreement

This Agreement, other Transaction Documents signed by the Parties based on this Agreement and its Appendixes or supplementary documents constitute a complete and unique transaction document reached by the Parties on this Transaction, the contents of this Agreement and all matters of the Parties, and replace the previous oral or written letter of investment intent, contracts, memorandums of understanding, communication records, investment agreements signed by the Existing Shareholders of the Company on the contents of this Agreement and the matters of the Company’s shareholders, and other documents related to this Transaction.

11.2	Conflict

The relevant stipulations of this Transaction Documents signed by the Parties based on this Agreement shall be consistent with those of this Agreement as far as possible. If there is any contradiction or inconsistency, this Transaction Documents signed by the Parties based on this Agreement shall prevail.

11.3	No waiver

No Party shall be deemed to have waived any terms of this Agreement, unless such Party expressly waives in writing. The failure of any Party to insist on strict performance of any provision of this Agreement by other Party, or failure to exercise any rights agreed in this Agreement, shall not be regarded as a waiver of the above provision or the future exercise of any of the above rights.

11.4	Severability

If any provision of this Agreement is illegal, invalid or unenforceable, or declared unlawful, invalid or unenforceable by any arbitration tribunal or court with jurisdiction, then:

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(1)	Other provisions are still valid and enforceable; and

(1)

No Party can use this as a reason to deny the Buyer’s economic benefits under this Agreement. The Parties agree to negotiate in good faith, and shall adopt the reasonable suggestions put forward by the Buyer on adopting other alternatives with substantially the same effects (in terms of their legal and commercial content) within the scope permitted by applicable laws, so as to grant the Buyer the same or equivalent economic interests and legal rights, and to achieve the commercial purpose of this Agreement as far as possible.

11.5	Assignment

Except as expressly stipulated in this Agreement, no Party except the Buyer may assign its rights or obligations under this Agreement in whole or in part. The Buyer has the right to assign all or part of its rights or obligations under this Agreement after notifying other Parties in writing.

11.6	Effectiveness

11.6.1	This Agreement will enter into force after it is signed or affixed with seals by the Parties and is binding on all signatories.

11.6.2	After the termination of this Agreement or the Company’s dissolution or liquidation, Articles 7, 8, 9, 10, 11.4 and 11.9 hereof shall still be binding on all Parties.

11.7	Supplement and modification of this Agreement

Any supplement or modification to this Agreement must be agreed in writing and signed by the Parties before it can take effect.

11.8	Termination

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11.8.1 This Agreement and other Transaction Documents can be cancelled in the following ways:

(1) All Parties agree to terminate this Agreement in a written agreement and determine the effective time of the termination;

(2) When the following circumstances occur, the Buyer may notify other Parties in writing to terminate this Agreement and other Transaction Documents, and specify the effective date of the termination in the notice:

(i) The representations or warranties of other Parties were untrue or omitted at the time of making, during the period of this Agreement, or on the Closing Date;

(ii) The other Party seriously violates the stipulations, covenants and obligations under this Agreement, and fails to take effective remedial measures within three (3) after the Buyer issued a written reminder; or

(iii) Any of the conditions under Article 4.1 of this Agreement has not been satisfied within the time limit specified in the “Time limit for the satisfaction of the payment terms”.

11.8.2 Effect of termination

(1) When this Agreement and other Transaction Documents are terminated in accordance with any item of the above Article 11.8.1, the corresponding Transaction Documents will no longer have legal effect, unless otherwise agreed in this Agreement.

(2) After the termination of this Agreement and other Transaction Documents, all rights and obligations of the Parties under this Agreement shall be terminated immediately, and no Party has other claims against the other Parties under this Agreement or for the termination of this Agreement, except for the liability for breach of contract stipulated in this Agreement.

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11.9	Notice

11.9.1

Any notice or other communication (“Notice”) sent by one Party to other Parties under this Agreement shall be in written form (including but not limited to letters, faxes, emails), and shall be delivered personally, sent by prepaid registered mail, commercial courier service, email or fax. For the purpose of notice, the contact information of the Parties is subject to the notification information in Appendix XI hereto.

11.9.2

Any notice sent through the written notification methods specified the preceding paragraph shall be deemed to have been served: (1) if delivered personally, on the date when the notice is signed for by the recipient or left at the address specified by the recipient; (2) if sent by post (including prepaid registered mail and commercial express services), on the date when it shows that the notice has been delivered properly; (3) if sent by fax, on the date of successful transmission (it shall be evidenced by the automatically generated transmission confirmation message); (4) if sent by email, at the time when the email is sent if the sender does not receive the feedback that the email has been returned. If the correspondence address or correspondence number of any Party changes (the “Changing Party”), the Changing Party shall notify the other Parties seven (7) days before the change occurs. If the Changing Party fails to notify the other Parties in a timely manner as agreed, the written notice sent by other Parties to the original address, email address, or fax shall be deemed effective.

11.10	Short-form agreement

The Parties agree that, in order to facilitate the handling of government procedures related to this Transaction, the Parties shall negotiate in good faith to separately sign any other contracts, agreements or documents related to the matters under this Agreement (if applicable, including but not limited to the short-form share transfer agreements and other documents signed in accordance with the requirements of the AMR, financial offices and/or tax declarations. If there is any contradiction or inconsistency between such contracts, agreements or documents and this Agreement, this Agreement shall prevail.

11.11	Counterparts

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This Agreement shall be made in quintuplicate, the Seller and the Buyer each holds two (2) copies, and the Target Company holds one (1) copy, all of which have the same legal effect.

[Followed by signature page]

[Signature Page]

This Agreement has been executed by duly authorized representatives of the Parties on the date first written above.

Buyer:

Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd.

(Seal)

(Seal affixed)

Authorized representative (signature): /s/ Gaofeng Liu

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[Signature Page]

This Agreement has been executed by duly authorized representatives of the Parties on the date first written above.

Seller:

Shanghai Jiayin Finance Technology Co., Ltd.

(Seal)

(Seal affixed)

Authorized representative (signature): /s/ Dinggui Yan

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[Signature Page]

This Agreement has been executed by duly authorized representatives of the Parties on the date first written above.

Target Company:

Shanghai Bweenet Network Technology Co., Ltd.

(Seal)

(Seal affixed)

Authorized representative (signature): /s/ Chuanfa Tang

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Appendix I Specific Arrangements for this Share Acquisition

I. Specific Steps of this Transaction

For the purpose of this Transaction, each Covenantor agrees and undertakes to complete this Transaction within one (1) month from the Signing Date hereof in accordance with the following steps and arrangements.

1.	Internal Approval and Authorization

Bweenet held a shareholders’ meeting before December 30, 2021, at which all Existing Shareholders unanimously agree to the following matters and make the shareholders’ meeting resolution in the content and form as provided in Appendix V hereto:

(a)	agree that Jiayin Finance will transfer 95% shares it holds of the Company to the Buyer.

(b)

agree that Tang Chuanfa, the Existing Shareholder of the Company, waives the right of first refusal, co-sale right, repurchase right, priority liquidation right and any other rights which may affect the transfer of the shares in respect of any of the Underlying Shares of the said Share Acquisition.

(c)

agree that the Company has signed relevant Transaction Documents in connection with the transaction arrangement, including but not limited to the Share Acquisition Framework Agreement, THE Share Transfer Agreement, the new Articles of Association, new register of shareholders and other documents;

(d)

agree to authorize the designated person(s) of the Company to handle the said Share Acquisition and other related matters and sign relevant documents, including but not limited to handling the AMR Registration/filing of change and formalities of communication authorities etc.

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2.	Execution of Share Acquisition Transaction Documents

Bweenet shall sign the Share Transfer Agreement, the new Articles of Association, new register of shareholders and other relevant Transaction Documents in the content and form as provided in Appendix V with the Seller, the Buyer and other relevant parties as a whole with respect to the said Share Acquisition matters.

After the completion of this Share Acquisition, the shareholders of Bweenet and their shareholdings are as follows:

No.	Shareholder name	Contribution amount (RMB 0,000)	Shareholding ratio
1.	Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd.	9,500	95%
2.	Tang Chuanfa	500	5%
Total		10,000	100%

3.	Implementation and Closing of Share Acquisition

Bweenet shall, and the Covenantors shall cause Bweenet to complete the AMR registration of change and the formalities of communication authorities for the said Share Acquisition within the time limit agreed herein

II.	Scope of Acquisition

The Parties acknowledge and agree that, the scope of acquisition by the Buyer shall be the total sum of all assets, rights and interests acquired by the Buyer under this Transaction, including but not limited to:

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1.	Underlying Share of the Target Company held by the Seller;

2.

All approvals, permits, authorizations, concessions and licenses (originals or their true, accurate and complete copies and photocopies, whether written in words or kept in computers) held by the Target Company and in relation to the Business of the Target Company, including but not limited to:

(1)	Current and valid business license;

(2)	Value-added telecom business operation license issued by the communication authority to the Target Company.

3.

All business records and financial and accounting records relating to the Target Company and its business and the scope of acquisition referred to in this article, vouchers, documents related to administrative affairs, documents related to litigation and arbitration cases, operating systems, operating records, operating data, servers and any other relevant documents, contracts, records, data, logs, manuals and materials (whether in writing or kept in a computer, the original or its true, accurate and complete copies and photocopies), and all rights and interests thereon;

4.

Warranties, claims, indemnity rights, set-off rights, creditors’ rights, litigation rights, benefits from enforcement and other similar rights against any third party in connection with or arising out of the scope of acquisition referred to in this Article, excluding, however, any debt or liability arising out of and before the Signing Date in connection with the Target Company and its business (except for those explicitly assumed herein).

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III.	Waiver of Preferential Rights

Each Covenantor acknowledges and agrees that, Tang Chuanfa, the Existing Shareholder of the Company, has waived the right of first refusal, co-sale right, repurchase right, priority liquidation right and other rights that may affect this Transaction.

IV. Debt Obligation

The Parties understand and acknowledge that, debt factors such as debts caused or likely to be caused by business activities prior to the Signing Date have been taken into full consideration during the evaluation of consideration for Share Transfer. Therefore, debts or Liabilities (if any) related to the following matters shall be borne by the Company and the Buyer.

1.

All debts or liabilities incurred on or before the Closing Date (including the Signing Date) and all debts, liabilities, penalties, etc. arising out of facts or acts or causes on or before the Closing Date (no matter such debt or liability is incurred at any time), including but not limited to compensation obligation, balance supplement obligation, guarantee liability, buyback or compensation liability under any matters such as the business operation, contract, guarantee, litigation, arbitration or financing of the Covenantors, and the compensation, loss and penalty to be borne pursuant to the provisions of applicable Laws and Regulations or binding agreements on or before the Closing Date;

2.

All debts or liabilities arising out of or in connection with (incurred at any time): (a) the Company employs or provides services by any person on or before the Closing Date or terminates employment with or services provided by any person; (b) any compensation or indemnity claimed by any employee against the Target Company with respect to the Closing Date or matters prior to the Closing Date (such as failure to sign the labor contract with the employee in accordance with law, failure to pay the agreed compensation under confidentiality and non-competition, social insurance and housing fund arrears or omissions); (c) disputes arising from matters related to the Company’s employee welfare plan and employee equity incentive on or before the Closing Date.

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V. Taxes

1.

Since this Transaction includes the Share Acquisition, personnel change, information transfer and other matters of the Target Company, the Parties acknowledge and agree that, the said matters shall be promoted and implemented by the Covenantors in accordance with the arrangement and time limit set forth herein and the appendices hereto. The Covenantors shall bear all taxes, costs and expenses arising from the implementation of the said matters, and shall guarantee that the Buyer shall not bear any expenses and losses due to such matters, otherwise the Seller shall bear the liability for compensation.

2

If the Seller fails to fulfill the tax declaration obligation and pay the tax in full in accordance with the applicable Chinese laws or the requirements of the competent tax authorities in respect of this Transaction, such Seller shall be liable for any late fee, penalty or any other liability arising therefrom, and the Buyer shall have the right (but not the obligation): (i) deduct and pay on behalf of any Seller the amount of any outstanding taxes, late fees, penalties or any other liability directly from any instalment of the Acquisition Price to be paid to such Seller; and/or (ii) hold the relevant party liable for breach of contract and claim compensation from such party in accordance with the provisions of Article 8 hereof.

VI.	Handling of Procedures

The Parties agree that, to facilitate the smooth completion of this Transaction, if matters hereunder need formalities of shareholder change, change of Articles of Association, personnel change and other AMR registration/filing of change, and the internal approval and authorization of any Person, the Covenantors shall be responsible for completing such registration, filing, approval and authorization procedures, and the other parties shall actively cooperate therewith.

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Appendix II Specific Arrangements for Personnel Change

The Parties acknowledge and agree that, as part of this Transaction, the Seller and Bweenet shall complete the personnel change in accordance with the following arrangements:

1.	Internal Approval and Authorization

According to the shareholders’ meeting of Bweenet, all Existing Shareholders unanimously agree to the following matters and make the Shareholders’ Meeting resolution in the content and form as provided in Appendix V hereto:

(a)

agree that the Company dissolve the board of directors and set up an executive director and make personnel changes (i.e., Zhang Guanglin, Bai Chongxian, Wu Yuanle, Tang Chuanfa and Liu Hengli originally selected by the Seller and shareholder Tang Chuanfa will no longer serve as the directors of the Company, Tang Chuanfa will no longer serve as the chairman of the Company, and Wang Jun selected by the Buyer will serve as the executive director of the Company.

(b)

agree that Shao Ming originally selected by the Seller will no longer serve as the supervisor of the Company, and that Chen Liang selected by the Buyer will be elected as the new supervisor of the Company.

(c)	the general manager and other senior executives remain unchanged.

2. Completion of AMR Procedures

Bweenet shall, and the Covenantors shall cause Bweenet to, complete the corresponding AMR registration of change of the said personnel within the time limit agreed herein.

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Appendix III Transfer of Company Materials

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Appendix IV Arrangements for the Payment of Acquisition Price

The Parties understand and agree that the Acquisition Price under this Transaction is RMB 93,342,927.54.

The Parties acknowledge and agree that, whereas the ’s wholly owned subsidiary, Shanghai Niwodai Internet Financial Information Service Co., Ltd. is obligated to pay the transfer price to the Buyer because it signed the Share Transfer Agreement (on the 100% share transfer of Shanghai Caiyin Asset Management Co., Ltd.) with the Buyer and Jiayin Finance on September 16, 2019, the Seller hereby makes the following debt offsetting arrangements for the Buyer’s debts owed by its wholly owned subsidiary, Shanghai Niwodai Internet Financial Information Service Co., Ltd. with respect to the Acquisition Price:

(a)

According to the Share Transfer Agreement (about the 100% share transfer of Shanghai Caiyin Asset Management Co., Ltd.) signed between the Seller’s wholly owned subsidiary, Shanghai Niwodai Internet Financial Information Service Co., Ltd. and the Buyer, Shanghai Jiayin Financial Service Co., Ltd. on September 16, 2019 and other relevant agreements, as of Decmber 30, 2021, Shanghai Niwodai Internet Financial Information Service Co., Ltd. shall also pay the total price of RMB 554,450,950.34 to the Buyer.

(b)

Since the Buyer shall pay a total of RMB 93,342,927.54 under this Transaction to the Seller, the Buyer and the Seller have monetary debts to each other within the scope of RMB 93,342,927.54, and both parties agree to offset such debts. After the said debts are offset, the final Acquisition Price that the Buyer still needs to pay to the Seller under this Transaction shall be changed to RMB zero.

(c)	Arrangements for transfer of payment obligations and set-off of mutual debts shall be subject to specific provisions of set-off agreements separately signed by the Parties.

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Appendix V Share Transfer Agreement, Resolution of Shareholders’ Meeting, Resolution of Board of Directors, the New Articles of Association and the New Register of Shareholders

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Appendix VI Representations and Warranties of the Covenantors

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Appendix VII Representations and Warranties of the Buyer

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Appendix VIII Covenants of the Covenantors from the Signing Date to the Closing Date

From the Signing Date to the Closing Date, the Covenantors jointly and severally covenant to the Buyer as follows:

1.

The Covenantors shall ensure that the Target Company will continue to carry out its business legally based on its original business and business basis, model, principle and method, maintain the integrity of its business organization, maintain relationships with third parties and government departments, keep all permits, approvals, authorizations, replies, concessions and licenses in connection with business operation valid for their term of validity (if any), retain existing management and employees, and maintain all assets and property owned or used by the Target Company in their current condition (except normal wear and tear).

2.

During the normal business hours of the Target Company, the Covenantors shall provide the Buyer and its representatives with such information concerning the Target Company as may be reasonably required by them, including but not limited to fully providing all accounts, records, contracts, technical data, personnel data, management information and other documents of the Target Company to lawyers, accountants and other representatives appointed by the Buyer. The Covenantors agree that the Buyer shall have the right to conduct a prudent review of the financial, asset and operational conditions of the Target Company at any time prior to the Closing Date. In addition, the Seller and/or the Target Company shall immediately notify the Buyer in writing of any breach of this Agreement by the Seller or the Target Company that has occurred or is expected to occur.

3.

The Target Company shall promptly inform the Buyer in writing of the following matters and discuss with the Buyer the impact of such matters on the Target Company, so as to ensure the stable operation of the Target Company in a reasonable manner:

3.1

Any change in the share structure, financial condition, assets, liabilities, business, prospects or operations of the Target Company which has or may have any Material Adverse Impact on the Target Company;

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3.2	Signing of agreements containing abnormal terms (including but not limited to long-term and demanding terms) and any agreements or proposals or intentions relating to the foregoing; and

3.3	Progress of approval/registration by government departments (if applicable).

4.

From the Signing Date to the Closing Date, the Covenantors shall and shall cause their Affiliates and consultants and their respective directors, senior officers and representatives to (1) deal with matters related to this Transaction with the Buyer and its Affiliates on an exclusive basis; (2) not enter into any other transaction similar to this Transaction or contradicting the transaction contemplated in this Transaction Documents (any such transaction is referred to as a “Third-party Transaction”); (3) immediately terminate any discussions or negotiations with any person in connection with a Third-party Transaction, and not thereafter engage in or initiate discussions or negotiations with any person in connection with a Third-party Transaction or provide any information to any person in connection with a Third-party Transaction; and (4) not encourage any enquiry or suggestion with respect to a possible Third-party Transaction or take any other action to facilitate such enquiry or suggestion. The Covenantors shall promptly notify the Buyer of any enquiry received from any other party with respect to a possible Third-party Transaction.

5.

Unless prior written consent of the Buyer is obtained, the Covenantors shall cause the Target Company not to and the Target Company shall not do any of the following (other than those related to this Transaction):

5.1	Increase, decrease, allocate, issue, acquire, repay, transfer, pledge or redeem any registered capital or shares;

5.2

Take any action which may result in the dilution of the Target Company’s shares held by the Buyer after the closing, by amending its Articles of Association or by restructuring, consolidation, share sale, merger or asset sale or otherwise;

5.3	Sell, lease, transfer, authorize or assign any assets;

5.4	Assume or incur any Liabilities, responsibilities, obligations or expenses;

5.5	Make any capital expenditure;

5.6	Create any security interest or Encumbrance on any assets;

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5.7	Declare, pay and make any dividend payment or distribution;

5.8	Enter into any transaction with the Affiliates;

5.9	Execute or be a party to any acquisition;

5.10	Establish any sub-target company or acquire any shares or other interest in any other Person;

5.11	Unless expressly provided in this Agreement, establish or adopt any shares incentive plan for employees of the Target Company, or grant or promise to grant options to employees; or

5.12	Agree or undertake to do any of the foregoing, including but not limited to the signing of term sheets, commitment letters and consent letters.

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Appendix IX Covenants of the Covenantors from the Closing Date

From the Closing Date, the Covenantors jointly and severally covenant to the Buyer as follows:

1.

The Covenantors shall ensure that the Target Company will continue to carry out its business legally based on its original business and business basis, model, principle and method, maintain the integrity of its business organization, maintain relationships with third parties and government departments, keep all permits, approvals, authorizations, replies, concessions and licenses in connection with business operation valid for their term of validity (if any), and maintain all assets and property owned or used by the Target Company in their current condition (except normal wear and tear);

2.	If requested by the Buyer, the Target Company shall deliver to the Buyer the following documents related to the Target Company:

2.1

Within ninety (90) days after the end of each accounting year, annual consolidated audit report and annual consolidated operating report issued by an accounting firm approved by the Buyer in accordance with applicable accounting standards;

2.2

Within thirty (30) days after the end of each of the first three accounting quarters, unaudited consolidated quarterly financial statements and quarterly operating reports prepared in accordance with applicable accounting standards;

2.3

Within thirty (30) days after the end of each accounting month, unaudited consolidated monthly financial statements, monthly operating reports and bank statements prepared in accordance with applicable accounting standards;

2.4	Forty-five (45) days before the end of each accounting year, the Target Company’s operating plan, financial forecast and investment plan for the next year;

2.5	Within fifteen (15) days after the end of each accounting month or other period agreed by the Buyer, monthly or other periodic operating data

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2.6	Other information, statistical data, transaction and financial data that shareholders are entitled to know in accordance with Laws and Regulations as may be required;

2.7	Other information or materials directly related to business operation of the Target Company based on shareholders’ right to know as reasonably required by the Buyer.

3.

If required by the Buyer and with reasonable prior notice, the Buyer shall be allowed to reasonably inspect the property, immovable property, financial books and operating records of the Company during working hours, copy or abstract such documents, discuss the Company’s business, finance and status with the Target Company’s management, and interview consultants, employees, independent accountants and lawyers of the Target Company on operation of the Company.

4.	The Covenantors will not, on their own or jointly with others, perform the following:

4.1

Directly or indirectly engage in, operate or invest in any business which directly or indirectly competes or is likely to compete with the business of the Company in China and in the regions where the Target Company does or has done business, whether as shareholders, directors, employees, partners, agents, consultants or otherwise, and whether by means of shares, creditor’s rights, contract or otherwise;

4.2

Lobby, induce or attempt to lobby or induce any person who is or remains a client, customer, potential client, supplier, representative, business contact or agent of the Company, or any person, firm, company or organization with whom the Company transacts;

4.3

Employ, lobby, induce or attempt to employ, lobby or induce any person who is or remains an officer, manager, consultant or employee of the Company, whether or not such person is in breach of contract as a result of separation; and

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4.4

In respect of any business or company, use any logo used by the Target Company or other similar logos or the name and/or other terms used as the name of any company under its Control or of any of its systems, products or similar terms, which can or may cause confusion with any name of the Target Company or its business or other products or systems; and use all efforts to ensure that such name is not used by any person, firm or company associated with such party.

5.

Tang Chuanfa shall continuously contribute all personal working time, energy and skills to business development of the Target Company and work hard for the Target Company, protect the interests of the Target Company, and shall not solicit any existing employees of the Target Company to engage in any business unrelated to or in competition with business of the Target Company. On the Signing Date, the Existing Shareholders shall incorporate their interests and entities in competition with business of the Target Company into the system of the Target Company by means of shares, assets or monthly transfer or other means permitted by law. Without prior written consent of the Buyer, the Existing Shareholders shall not directly or indirectly own, manage, engage in, operate, consult, provide services, participate in or engage in, entrust or cooperate with others to engage in any business in competition with business of the Target Company.

6.

The Target Company dissolves the board of directors and sets up an executive director who shall be elected by the Buyer. The general manager and legal representative shall be responsible for the daily operation and management of the Target Company, and shall report to and be responsible for the Buyer. The supervisor shall be appointed by the Buyer.

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Appendix X Basic Information and Capital Structure of the Company

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Appendix XI Notice

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